October 24, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attention:  Tim Buchmiller, Esq.

RE:          Dynatronics Corporation
Registration Statement on Form S-3
File No. 333-220959

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dynatronics Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-220959), as amended October 24, 2017 (the "Registration Statement"), so that it may become effective at 4:00 pm (EDT) Thursday, October 26, 2017, or as soon as practicable thereafter.  There are no underwriters of the issuance of the securities being registered.

We request that we be notified of such effectiveness by a telephone call to our outside counsel, Wayne Swan or Kevin Pinegar, of the law firm Durham Jones & Pinegar, P.C., at (801) 415-3000.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our outside counsel via facsimile at (801) 415-3500, or by email:  wswan@djplaw.com and kpinegar@djplaw.com.

Sincerely yours,

Dynatronics Corporation

/s/ Kelvyn H. Cullimore
Kelvyn H. Cullimore,
President and Chief Executive Officer